Filed Pursuant to Rule 433

Registration Nos. 333-204611 and 333-204611-01

May 25, 2016

BROOKFIELD FINANCE INC.

US$500,000,000 4.250% NOTES DUE 2026

PRICING TERM SHEET

May 25, 2016

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.250% Senior Unsecured Notes due June 2, 2026

Expected Ratings*:	Baa2 (stable) (Moody’s Investors Service, Inc.) A- (stable) (Standard & Poor’s Ratings Services) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$500,000,000

Trade Date:	May 25, 2016

Expected Settlement Date:	June 2, 2016 (T+5)

Maturity Date:	June 2, 2026

Coupon:	4.250%

Interest Payment Dates:	June 2 and December 2, commencing December 2, 2016

Price to Public:	99.036%

Benchmark Treasury:	UST 1.625% due May 15, 2026

Benchmark Treasury Price & Yield:	97 - 25; 1.870%

Spread to Benchmark Treasury:	+ 250 basis points

Yield:	4.370%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Limitation on restricted payments

Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to March 2, 2026, treasury rate plus 40 basis points

Par Call:	At any time on or after March 2, 2026, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271L AA0 / US11271LAA08

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.
BNP Paribas Securities Corp.
Itau BBA USA Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or by emailing prospectus@citi.com or by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com.